SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. __)*

SHOPPING.COM LTD.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
(Title of Class of Securities)

M8405Q102
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8405Q102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,191,839
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,191,839
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,191,839
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M8405Q102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann Nederland B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,082,183
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,082,183
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,082,183
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M8405Q102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann Ventures, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 109,655
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 109,655
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

     Shopping.com Ltd.

Item 1(b). Address of Issuer’s Principal Executive Offices:

     1 Zordan Street
     Netanya 42504, ISRAEL

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of the person identified below. In accordance with Rule 13d-1 (k)(1) under the Securities and Exchange Act of 1934, as amended, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      Bertelsmann AG

      Bertelsmann Nederland B.V.

      Bertelsmann Ventures, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business and principal office of Bertelsmann AG is:

     Carl-Bertelsmann-Strauss 270
     D-33311 Gütersloh
     GERMANY

     The address of the principal business and principal office of Bertelsmann Nederland B.V. is:

     Laanakkerweg 16
     4131 PB Vianen (2H)
     The Netherlands

     The address of the principal business and principal office of Bertelsmann Ventures, Inc. is:

     1540 Broadway
     New York, NY 10036
     USA

Item 2(c). Citizenship:

    The citizenship of Bertelsmann AG is the Federal Republic of Germany. The citizenship of Bertelsmann Nederland B.V. is the Netherlands. The citizenship of Bertelsmann Ventures, Inc. is Delaware, U.S.A.

Item 2(d). Title of Class of Securities:

     This statement relates to the Issuer’s Ordinary Shares, par value NIS 0.01 per share.

Item 2(e). CUSIP Number:

     M8405Q102

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Bertelsmann AG: 3,191,839 (1)

Bertelsmann Nederland B.V.: 3,082,183

Bertelsmann Ventures Inc.: 109,655

(1) Bertelsmann AG is the indirect beneficial owner of 3,191,839 shares of common stock consisting of (i) 3,082,183 shares of common stock, which shares are held directly by Bertelsmann Nederland B.V., a wholly owned subsidiary of Bertelsmann AG, and (ii) 109,655 shares of common stock, which shares are held directly by Bertelsmann Ventures, Inc., a wholly owned subsidiary of Bertelsmann AG.

(b)	Percent of class: (2)

Bertelsmann AG: 10.9%

Bertelsmann Nederland B.V.: 10.5%

Bertelsmann Ventures, Inc.: 0.4%

(2) Based on the 29,471,168 ordinary shares reported to be outstanding as of November 11, 2004 on the Form 10-Q filed with the SEC for the quarter ended September 30, 2004

(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote:	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or to direct the disposition of

Bertelsmann AG	0	3,191,839	0	3,191,839
Bertelsmann Nederland B.V.	0	3,082,183	0	3,082,183
Bertelsmann	0	109,655	0	109,655
Ventures, Inc.

Item 5. Ownership of Five Percent or Less of a Class.

     Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Bertelsmann AG is the indirect beneficial owner of 3,191,839 shares of common stock, or approximately 10.8%, of the Company, consisting of (i) 3,082,183 shares of common stock held directly by Bertelsmann Nederland B.V., a wholly owned subsidiary of Bertelsmann AG, and (ii) 109,655 shares of common stock held directly by Bertelsmann Ventures, Inc., a wholly owned subsidiary of Bertelsmann AG.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable

Item 8. Identification and Classification of Members of the Group.

     Not Applicable

Item 9. Notice of Dissolution of Group.

     Not Applicable

Item 10. Certifications.

     Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERTELSMANN AG

2/10/05

(Date)

/s/ Martin Dannhoff and Bettina Wulf

(Signature)

Martin Dannhoff and Bettina Wulf, Legal Counsels

(Name/Title)

BERTELSMANN NEDERLAND N.V.

2/11/05

(Date)

/s/ Jürgen Wiesbrock

(Signature)

Jürgen Wiesbrock, CFO

(Name/Title)

BERTELSMANN VENTURES, INC.

2/14/05

(Date)

/s/ Robert Sorrentino

(Signature)

Robert Sorrentino, President

(Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).